Exhibit 3

Oi S.A. - In Judicial Reorganization

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33 3 0029520-8

PUBLICLY-HELD COMPANY

FINAL SUMMARY VOTING CHART

Final voting chart of the Extraordinary General Shareholders’ Meeting held on May 14, 2018, at 11 a.m., at the headquarters of the Company, located at Rua do Lavradio, 71, Centro, in the City of Rio de Janeiro, RJ, including votes cast through distance voting ballots.

	Item	Resolution	In Favor	Against	Abstentions
(1)	Examine, discuss and vote on the Management’s Report and the Financial Statements for the fiscal year ended December 31, 2017	Approved	199,744,207	36,791	54,940,969
	% of the valid votes	-	99.98%	0,02%	-
(2)	Deliberate the proposal for allocation of the results for the fiscal year ended December 31, 2017	Approved	200,047,841	41,476	54,632,450
	% of the valid votes	-	99.98%	0,02%	-